Exhibit 99.2
CONSENT OF INDEPENDENT VALUATION EXPERT
We hereby consent to: (1) the reference to our name and description of our role in the (a) valuation process of the real estate properties of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) and (b) valuation process of the Company, being included or incorporated by reference into the Company’s Registration Statement on Form S-3 (File No. 333-181777) and the related prospectus, included therein, by being filed in this Annual Report on Form 10-K for the fiscal year ended December 31, 2016, to be filed on or around the date hereof (the “10-K”); and (2) the inclusion in the 10-K that the total appraised value of the Company’s real estate properties of $468.4 million represents the sum of the appraised values of each of the Company’s real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.
/s/ CBRE, Inc.
CBRE, Inc.
March 10, 2017